Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our report dated February 27, 2007, accompanying the consolidated financial statements and schedule of The GEO Group, Inc. and subsidiaries (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R) and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Registration Statement on Form S-3 and to its inclusion in the prospectus supplement, and to the use of our name as it appears under the caption “Experts.”
Miami, Florida
March 9, 2007
/s/ Grant Thornton LLP